Solarflex Corp.

c/o Sergei Rogov

12 Abba Hillel Silver Street, 11th Floor

Ramat Gan 52506

Israel

Phone number: +972-3-753-9888

Fax number: +972-3-725-2632

February 8, 2012

By Edgar

Russell Mancuso

Branch Chief

Securities and Exchange Commission

Washington DC 20549

Re:	Solarflex Corp.

Registration Statement on Form S-1

Originally Filed on July 12, 2010

File No. 333-168068

Dear Mr. Mancuso:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Solarflex Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to February 10, 2012 at 2:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at (718) 360-5351.

Sincerely,

/s/ Sergei Rogov

Sergei Rogov

President
Solarflex Corp.

VIA EDGAR

cc:	Tom Jones

Securities and Exchange Commission

Division of Corporation Finance – Edgar

Steve Kronengold

SRK Law Offices

Fax: 011 972 8-936-6000

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